SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                            GATEWAY INDUSTRIES, INC.

                                (Name of Issuer)


                          Common Stock, $.001 par value

                         (Title of Class of Securities)


                                   367631 10 8

                                 (CUSIP Number)


                            Jeffrey L. Steele, Esq.
           1500 K Street, N.W. Washington, D.C. 20005 (202) 626-3314

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 23, 1996

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           Peter Cundill & Associates (Bermuda) Ltd.
           N/A
- -------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
   2                                                                   (b)  |X|

- -------------------------------------------------------------------------------
           SEC USE ONLY
   3

- -------------------------------------------------------------------------------
           SOURCE OF FUNDS
   4
           OO
- -------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|
   5

- -------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Bermuda
- -------------------------------------------------------------------------------

      NUMBER OF                       SOLE VOTING POWER
        SHARES               7
     BENEFICIALLY                     150,000
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                                      SHARED VOTING POWER
                             8
                                      50,000
                       --------------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                             9
                                      0
                       --------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                             10
                                      200,000

- -------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              200,000
- -------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12        SHARES                                                        |_|

- -------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              5.55%
- -------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              CO, IA (Canadian)
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           Peter Cundill Holdings (Bermuda) Ltd.
           N/A
- -------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                       (b)  |X|
   2

- -------------------------------------------------------------------------------
           SEC USE ONLY
   3

- -------------------------------------------------------------------------------
           SOURCE OF FUNDS
   4
           OO
- -------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|
   5

- -------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION

   6
           Bermuda

- -------------------------------------------------------------------------------
      NUMBER OF                       SOLE VOTING POWER
        SHARES               7
     BENEFICIALLY                     0
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                                      SHARED VOTING POWER
                             8
                                      200,000
                       --------------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                             9
                                      0
                       --------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                             10
                                      200,000

- -------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              200,000
- -------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        |_|
    12

- -------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              5.55%
- -------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              HC
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
           NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           F. Peter Cundill
           N/A
- -------------------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                       (b)  |X|
   2


- -------------------------------------------------------------------------------
           SEC USE ONLY
   3

- -------------------------------------------------------------------------------
           SOURCE OF FUNDS
   4
           OO
- -------------------------------------------------------------------------------
           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               |_|
   5

- -------------------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Canada

- -------------------------------------------------------------------------------
                                      SOLE VOTING POWER
      NUMBER OF              7
        SHARES                        0
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                       --------------------------------------------------------
                                      SHARED VOTING POWER
                             8
                                      200,000
                       --------------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                             9
                                      0
                       --------------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                             10
                                      200,000

- -------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
              200,000
- -------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                        |_|
    12

- -------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
              5.55%
- -------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
    14
              IN
- -------------------------------------------------------------------------------

ITEM 1.           Security and Issuer.

                  This Statement relates to the shares of common stock, $.001 par value ("Shares"), of Gateway Industries, Inc. (the "Company"). The address of the Company is 101-01 Foster Avenue, Brooklyn, New York 11236.

ITEM 2.           Identity and Background.

                  This Statement is being filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"). Further information regarding the identity and background of the Reporting Persons is as follows:

         A.       PCB

                  (1) PCB is an investment advisor organized under the laws of Bermuda. Its address is:

                             15 Alton Hill
                             Southampton SN 01
                             Bermuda

                  The officers of PCB are:

                  Name                           Office

                  F. Peter Cundill               President
                  John R. Talbot                 Vice President
                                                   and Secretary
                  Maureen J. Crocker             Vice President

                  (2) The business or residence address, citizenship, and present principal occupation of PCB's officers and directors are as follows:

         Name:                           F. Peter Cundill

         Position:                       President and Director
         Business Address:               Grosvenor House, Apt. 104
                                         Park Lane
                                         London, England
         Citizenship:                    Canadian
         Principal Occupation:           Investment Advisor

         Name:                           John R. Talbot

         Position:                       Vice President, Secretary
                                           and Director
         Business Address:               The Corner House
                                         Church & Parliament Streets
                                         Hamilton, Bermuda
         Citizenship:                    British
         Principal Occupation:           Director & Manager, Roche
                                         International Ltd.


         Name:                           Maureen J. Crocker

         Position:                       Vice President
         Business Address:               1200 Sunlife Plaza
                                         1100 Melville Street
                                         Vancouver, B.C.  V6E 4A6
         Citizenship:                    Canadian
         Principal Occupation:           Executive Assistant to
                                         F. Peter Cundill


         Name:                           Nicolas G. Trollope

         Position:                       Director
         Business Address:               Clarendon House
                                         Church Street
                                         Hamilton, Bermuda
         Citizenship:                    British
         Principal Occupation:           Partner in the law
                                         firm of Conyers, Dill
                                         & Pearman


         Name:                           Stephen W. Kempe

         Position:                       Director
         Business Address:               65 Front Street
                                         Hamilton, Bermuda
         Citizenship:                    British
         Principal Occupation:           Executive Vice President,
                                         Bank of N.T.
                                         Butterfield & Son Ltd.

         Name:                           Graham B.R. Collis

         Position:                       Director
         Business Address:               Clarendon House
                                         Church Street
                                         Hamilton, Bermuda
         Citizenship:                    British
         Principal Occupation:           Partner in the law
                                         firm of Conyers, Dill &
                                         Pearman


                  (3) Holdings is a controlling person of PCB. Information as required by this Item 2 is furnished in Part B of this Item 2.

         B.       Holdings.

                  (1)      Holdings is a Bermuda corporation.  Its address is:

                                        15 Alton Hill
                                        Southampton SN 01
                                        Bermuda

                  The officers of Holdings are:

                  Name                   Office

                  F. Peter Cundill       President
                  John R. Talbot         Vice President
                                           and Secretary

                  (2) The names of the officers and directors are as follows (the business or residence address, citizenship and present principal occupation of each individual as required by this Item 2 are provided in Part A of this
Item 2):

         Name:                           F. Peter Cundill

         Office:                         President and Director


         Name:                           John R. Talbot

         Office:                         Vice President, Secretary
                                           and Director


         Name:                           Stephen W. Kempe

         Office:                         Director

         Name:                           Graham B.R. Collis

         Office:                         Director


         Name:                           Nicolas G. Trollope

         Office:                         Director


                  (3) Cundill is a controlling person of Holdings. Information as required by this Item 2 is furnished in Part A of this Item 2.

         C.       Cundill.

                  The business or residence address, citizenship, and present principal occupation of Cundill and other information as required by this Item 2 are furnished in Part A of this Item 2.

         D.       Proceedings.

                  During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

                  (1) Acting on behalf of an investment advisory client of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 50,000 Shares in connection with a transferrable rights offering for an aggregate consideration of $112,500.00. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (2) Acting on behalf of Cundill International Company Ltd., a mutual fund corporation incorporated under the laws of Bermuda ("International"), PCB purchased a total of 150,000 Shares in connection with a transferable rights offering for an aggregate consideration of $337,500.00. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                           Individually neither PCA nor International beneficially owns 5% or more of the Shares. Due to the investment management services provided by PCB to PCA and International, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitems (1) and (2) above.

                  All dollar amounts are in United States dollars.

Item 4.           Purpose of Transactions.

                  The Shares were acquired for the purpose of making a profit. The Reporting Persons expect to monitor the Company's performance by, among other things, having discussions from time to time with management, employees and/or directors of the Company, other shareholders, market and business analysts, and others. Depending on various factors which they deem relevant, the Reporting Persons may hold the Shares, buy more Shares or sell some or all of the Shares from time to time.

Item 5.           Interest in Securities of the Issuer.

                  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be           Nature of                        Percentage
Beneficially Owned By:        Ownership                        of Class

(A)  PCB:

                   50,000     Shared Voting and Shared
                              Dispositive Power  (1)            1.39%

                  150,000     Sole Voting and Shared
                  -------     Dispositive Power  (2)            4.16%
                                                                ----

                  200,000                                       5.55%
                  =======                                       ====


(B)      Holdings:

                   50,000     Shared Voting and Shared
                              Dispositive Power  (3)            1.39%

                  150,000     Shared Voting and Shared
                  -------     Dispositive Power  (4)            4.16%
                                                                ----

                  200,000                                       5.55%
                  =======                                       ====


(C)      Cundill:

                   50,000     Shared Voting and Shared
                              Dispositive Power  (5)           1.39%

                  150,000     Shared Voting and Shared
                  -------     Dispositive Power (6)            4.16%
                                                               ----

                  200,000                                      5.55%
                  =======                                      ====


(1) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has shared voting and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

(2) Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

(3) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(5) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(6) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.


         TRANSACTIONS

         No  transactions  in the Shares  have been  effected  by the  Reporting
Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following transactions, each of which was made in connection with a transferrable rights offering with respect to the Company's Shares.


Reporting        Sale/                         No. of         Price Per
 Person        Purchase       Date             Shares           Share

PCB on         Purchase       8/23/96          50,000           $2.25
behalf of
PCA

PCB on         Purchase       8/23/96         150,000           $2.25
behalf of
Inter-
national

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

                  PCB has entered into an agreement with PCA, a copy of which is incorporated herein by reference, pursuant to which PCB is required to provide the investment counselling and transaction skills of Cundill which are required by PCA to fulfill its portfolio management contracts with its clients.

                  PCB has entered into an agreement with International, a copy of which is incorporated by reference, pursuant to which PCB has sole voting and shared dispositive power over the investments of International.

Item 7.           Materials Filed as Exhibits.

                  In accordance with Rule 101(a)(2)(ii) of Regulation S-T, the following exhibits have been previously filed in paper format and are not required to be restated electronically.

                  Exhibit 1 -  Agreement dated December 28, 1984 between
                               PCB and PCA (previously filed as Exhibit 1 to Item 7 of Amendment No. 1 to this
                               Schedule 13D filed on February 13, 1992).

                  Exhibit 2 -  Management Agreement dated September 18,
                               1985 between PCB and International
                               (Incorporated by reference to Exhibit 7 to Item 7 of Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 6, 1995 with respect to the common stock of Dart Group Corporation.)

                  Exhibit 3 -  Power of Attorney for Peter Cundill &
                               Associates (Bermuda) Ltd (Incorporated by reference to Exhibit A to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                  Exhibit 4 -  Power of Attorney for Peter Cundill
                               Holdings (Bermuda) Ltd (Incorporated by
                               reference to Exhibit B to Item 7 of
                               Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                  Exhibit 5 -  Power of Attorney for F. Peter Cundill
                               (Incorporated by reference to Exhibit C to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                                   SIGNATURES


         The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.


                                        PETER CUNDILL & ASSOCIATES
                                        (BERMUDA) LTD.



Date:  August 30, 1996                  By: /s/Patrick W.D. Turley
                                            ----------------------
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*


                                        PETER CUNDILL HOLDINGS
                                        (BERMUDA) LTD.



Date:  August 30, 1996                  By: /s/Patrick W.D. Turley
                                            ----------------------
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*



                                        F. PETER CUNDILL



Date:  August 30, 1996                  By: /s/Patrick W.D. Turley
                                            ----------------------
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*



*Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.